                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             ExecuStay Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                  30150K 10 0
                   -----------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 5 pages

                                  SCHEDULE 13G


CUSIP NO.   30150K 10 0
            ---------------------------------


1.       NAME OF REPORTING PERSON
         Gary R. Abrahams


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                     (a)      [__]
                                                                                     (b)      [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen


                                  5.       SOLE VOTING POWER                                  1,190,250 (1)
              NUMBER OF
               SHARES
            BENEFICIALLY          6.       SHARED VOTING POWER                                        0
              OWNED BY
                EACH
             REPORTING            7.       SOLE DISPOSITIVE POWER                             1,190,250 (1)
               PERSON
                WITH
                                  8.       SHARED DISPOSITIVE POWER                           1,190,250 (1)


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,190,250 (1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                              [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         17.0%

12.      TYPE OF REPORTING PERSON*
         IN

(1) Includes 2,750 shares issuable pursuant to currently exercisable options held by reporting person's wife.
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                                                               Page 3 of 5 pages


ITEM 1(a).  Name of Issuer
            ExecuStay Corporation


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            7595 Rickenbacker Drive
            Gaithersburg, MD  20879


ITEM 2(a).  Name of Person Filing
            Gary R. Abrahams


ITEM 2(b).  Address of Principal Business Office
            7595 Rickenbacker Drive
            Gaithersburg, MD  20879


ITEM 2(c).  Citizenship

            United States Citizen


ITEM 2(d).  Title of Class of Securities

            Common Stock


ITEM 2(e)   CUSIP Number
            30150K 10 0


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

      (a)   [   ]    Broker or Dealer registered under Section 15 of the Act

      (b)   [   ]    Bank as defined in section 3(a)(6) of the Act

      (c)   [   ]    Insurance Company as defined in section 3(a)(19) of the Act
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                                                               Page 4 of 5 pages

      (d)   [   ]    Investment Company registered under section 8 of the
                     Investment Advisers Act of 1940

      (e)   [   ]    Investment Adviser registered under section 203 of
                     the Investment Advisers Act of 1940

      (f)   [   ]    Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund

      (g)   [   ]    Parent Holding Company, in accordance with Section
                     240.13d-1(b)(ii)(G)

      (h)   [   ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.     Ownership

      (a)   Amount Beneficially Owned
            1,190,250 shares (1)

      (b)   Percent of Class
            17.0%

      (c)   Number of Shares as to Which Such Person Has:

            (i)      sole power to vote or to direct the vote      1,190,250 (1)

            (ii)     shared power to vote or to direct the vote            0

            (iii)    sole power to dispose or to direct the
                     disposition of                                1,190,250 (1)

            (iv)     shared power to dispose or to direct
                     the disposition of                                    0


ITEM 5.     Ownership of Five Percent or Less of a Class
            Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
            Not Applicable


(1) Includes 2,750 shares issuable pursuant to currently exercisable options held by reporting person's wife.
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                                                               Page 5 of 5 pages

ITEM 8.     Identification and Classification of Members of the Group
            Not Applicable


ITEM 9.     Notice of Dissolution of Group
            Not Applicable





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998




                                                   /s/ Gary R. Abrahams
                                                   ----------------------------
                                                   Gary R. Abrahams